UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
24 January 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RenovaCare, Inc.

File No. 0-30156 – CF# 29932

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RenovaCare, Inc. (formerly known as Janus Resources, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 26, 2013, and a Form 8-K filed on July 18, 2013, as amended on November 21, 2013, and December 27, 2013.

Based on representations by RenovaCare, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.4	8-K	June 26, 2013	through July 18, 2018
4.1	8-K	July 18, 2013	through July 18, 2018
10.1	8-K	July 18, 2013	through July 18, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary